Exhibit 99.1

Höegh LNG Partners LP Appoints Non-Executive Chairman of the Board of Directors

HAMILTON, Bermuda, September 11, 2020 /PR Newswire / -- Höegh LNG Partners LP (the “Partnership”) (NYSE: HMLP) announced that the Partnership’s Board of Directors has today appointed as Non-Executive Chairman Andrew Jamieson, who has served as a director of the Partnership since its formation. Sveinung J. S. Støhle, CEO of Höegh LNG Partners LP, will remain a director, and the seven-person board will consist of four independent members, including Mr. Jamieson.

About Höegh LNG Partners LP

Höegh LNG Partners LP is a growth-oriented limited partnership formed by Höegh LNG Holdings Ltd. (Oslo Børs ticker: HLNG), a leading floating LNG service provider. HMLP's strategy is to own, operate and acquire floating storage and regasification units ("FSRUs") and associated LNG infrastructure assets under long-term charters. It has interests in five FSRUs that have an industry leading average remaining firm contract duration of 9 years plus options as of June 30, 2020.

Contact:

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438

Knut Johan Arnholdt, VP IR and Strategy, +47 922 59 131

Source: Höegh LNG Partners LP